Exhibit 99.2
Consolidated financial statements

52 BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT

Consolidated income statements

For the period ended March 31 (in millions of Canadian dollars, except share amounts) (unaudited)	Note		2026	2025
Operating revenues		4	6,168	5,930
Operating costs	4,	6	(3,537)	(3,372)
Severance, acquisition and other costs		7	6	(247)
Depreciation			(983)	(941)
Amortization			(373)	(331)
Finance costs
Interest expense			(444)	(423)
Net return on post-employment benefit plans		12	37	25
Impairment of assets			(5)	(9)
Net losses on investments (1)			(1)	(2)
Other income (1)		8	38	310
Income taxes			(239)	(257)
Net earnings			667	683
Net earnings attributable to:
Common shareholders			616	630
Preferred shareholders			37	41
Non-controlling interest			14	12
Net earnings			667	683
Net earnings per common share - basic and diluted		9	0.66	0.68
Weighted average number of common shares outstanding - basic (millions)		9	932.5	920.3
(1)We have presented amounts from the previous period to make them consistent with the presentation of the current period.

BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT 53

Consolidated statements of comprehensive income

For the period ended March 31 (in millions of Canadian dollars) (unaudited)	Note	2026	2025
Net earnings		667	683
Other comprehensive income, net of income taxes
Items that will be subsequently reclassified to net earnings
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $3 million and ($80) million for the three months ended March 31, 2026 and 2025, respectively		(9)	217
Gain on cumulative translation adjustment		124	—
Items that will not be reclassified to net earnings
Actuarial gains on post-employment benefit plans, net of income taxes of ($6) million and ($26) million for the three months ended March 31, 2026 and 2025, respectively (1)	12	15	73
Net change in value of publicly-traded and privately-held investments, net of income taxes of ($2) million and nil for the three months ended March 31, 2026 and 2025, respectively		16	2
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($5) million and ($1) million for the three months ended March 31, 2026 and 2025, respectively		12	4
Other comprehensive income		158	296
Total comprehensive income		825	979
Total comprehensive income attributable to:
Common shareholders		773	928
Preferred shareholders		37	41
Non-controlling interest		15	10
Total comprehensive income		825	979
(1)The discount rate used to value our post-employment benefit obligations at March 31, 2026 was 5.0% compared to 4.9% at December 31, 2025. The discount rate used to value our post-employment benefit obligations at March 31, 2025 and at December 31, 2024 was 4.7%.

54 BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT

Consolidated statements of financial position

(in millions of Canadian dollars) (unaudited)	Note	March 31, 2026	December 31, 2025
ASSETS
Current assets
Cash		1,367	314
Cash equivalents		9	6
Trade and other receivables		4,305	4,474
Inventory		326	389
Contract assets		567	575
Contract costs		874	849
Prepaid expenses		489	379
Other current assets		432	414
Assets held for sale		4	7
Total current assets		8,373	7,407
Non-current assets
Contract assets		263	272
Contract costs		933	959
Property, plant and equipment		33,127	33,541
Intangible assets		17,566	17,234
Deferred tax assets		185	178
Investments in associates and joint ventures	10	1,452	396
Post-employment benefit assets	12	4,298	4,310
Other non-current assets	10	1,870	2,637
Goodwill		13,310	13,231
Total non-current assets		73,004	72,758
Total assets		81,377	80,165
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,117	4,392
Contract liabilities		906	872
Interest payable		282	435
Dividends payable		425	425
Current tax liabilities		117	567
Debt due within one year	11	5,513	6,155
Liabilities held for sale		7	10
Total current liabilities		11,367	12,856
Non-current liabilities
Contract liabilities		395	374
Long-term debt	11	37,447	34,904
Deferred tax liabilities		6,216	6,105
Post-employment benefit obligations	12	1,117	1,151
Other non-current liabilities		1,182	1,465
Total non-current liabilities		46,357	43,999
Total liabilities		57,724	56,855
EQUITY
Equity attributable to BCE shareholders
Preferred shares	14	3,250	3,288
Common shares	14	21,493	21,493
Contributed surplus	14	1,300	1,308
Accumulated other comprehensive (loss) income	10	(109)	573
Deficit		(2,574)	(3,642)
Total equity attributable to BCE shareholders		23,360	23,020
Non-controlling interest		293	290
Total equity		23,653	23,310
Total liabilities and equity		81,377	80,165

BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT 55

Consolidated statements of changes in equity

		Attributable to BCE shareholders
					Accumulated other comprehensive income (loss)
For the period ended March 31, 2026 (in millions of Canadian dollars) (unaudited)	Note	Preferred shares	Common shares	Contri-buted surplus	Publicly-traded and privately-held invest- ments	Derivatives designated as cash-flow hedges	Cumulative translation adjustment	Deficit	Total	Non-controlling interest	Total equity
Balance at December 31, 2025		3,288	21,493	1,308	911	(301)	(37)	(3,642)	23,020	290	23,310
Net earnings		—	—	—	—	—	—	653	653	14	667
Other comprehensive income		—	—	—	16	2	124	15	157	1	158
Total comprehensive income		—	—	—	16	2	124	668	810	15	825
Other share-based compensation		—	—	(14)	—	—	—	22	8	—	8
Repurchase of preferred shares	14	(38)	—	6	—	—	—	—	(32)	—	(32)
Dividends declared on BCE common and preferred shares		—	—	—	—	—	—	(445)	(445)	—	(445)
Dividends declared by subsidiaries to non- controlling interest		—	—	—	—	—	—	—	—	(12)	(12)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	—	(1)	—	—	(1)	—	(1)
Reclassification of Group CH Limited Partnership	10	—	—	—	(823)	—	—	823	—	—	—
Balance at March 31, 2026		3,250	21,493	1,300	104	(300)	87	(2,574)	23,360	293	23,653

	Attributable to BCE shareholders
				Accumulated other comprehensive (loss) income
For the period ended March 31, 2025 (in millions of Canadian dollars) (unaudited)	Preferred shares	Common shares	Contri-buted surplus	Publicly-traded and privately-held investments (1)	Derivatives designated as cash-flow hedges (1)	Deficit	Total	Non-controlling interest	Total equity
Balance at December 31, 2024	3,533	20,860	1,278	658	(817)	(8,441)	17,071	289	17,360
Net earnings	—	—	—	—	—	671	671	12	683
Other comprehensive income	—	—	—	2	223	73	298	(2)	296
Total comprehensive income	—	—	—	2	223	744	969	10	979
Common shares issued under dividend reinvestment plan	—	314	—	—	—	—	314	—	314
Other share-based compensation	—	—	(22)	—	—	26	4	—	4
Repurchase of preferred shares	(52)	—	15	—	—	—	(37)	—	(37)
Dividends declared on BCE common and preferred shares	—	—	—	—	—	(967)	(967)	—	(967)
Dividends declared by subsidiaries to non-controlling interest	—	—	—	—	—	—	—	(13)	(13)
Settlement of cash flow hedges transferred to the cost basis of hedged items	—	—	—	—	(21)	—	(21)	—	(21)
Balance at March 31, 2025	3,481	21,174	1,271	660	(615)	(8,638)	17,333	286	17,619
(1)We have presented amounts from the previous period to make them consistent with the presentation for the current period.

56 BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT

Consolidated statements of cash flows

For the period ended March 31 (in millions of Canadian dollars) (unaudited)	Note		2026	2025
Cash flows from operating activities
Net earnings			667	683
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs		7	(6)	247
Depreciation and amortization			1,356	1,272
Post-employment benefit plans cost		12	17	29
Net interest expense			430	397
Impairment of assets			5	9
Net losses on investments			1	2
Net early debt redemption gains (1)			—	(266)
Income taxes			239	257
Contributions to post-employment benefit plans			(18)	(18)
Payments under other post-employment benefit plans			(14)	(14)
Severance and other costs paid			(86)	(81)
Interest paid			(624)	(561)
Income taxes paid (net of refunds)			(547)	(74)
Acquisition and other costs paid			(2)	(8)
Net change in operating assets and liabilities (1)			(269)	(303)
Cash flows from operating activities			1,149	1,571
Cash flows used in investing activities
Capital expenditures			(841)	(729)
Decrease in short-term investments			—	400
Increase in investments (1)			(48)	(8)
Other investing activities (1)			(15)	(2)
Cash flows used in investing activities			(904)	(339)
Cash flows from (used in) financing activities
Decrease in notes payable			(822)	(1,131)
Issue of long-term debt		11	2,389	4,437
Repayment of long-term debt		11	(298)	(4,256)
Purchase of shares for settlement of share-based payments			(62)	(64)
Repurchase of preferred shares		14	(32)	(37)
Cash dividends paid on common shares			(408)	(602)
Cash dividends paid on preferred shares			(36)	(39)
Cash dividends paid by subsidiaries to non-controlling interest			(12)	(13)
Other financing activities			(15)	(47)
Cash flows from (used in) financing activities			704	(1,752)
Net increase (decrease) in cash			946	(523)
Cash at beginning of period			314	1,572
Initial adoption of Amendments to IFRS 9 and IFRS 7 on January 1, 2026	2,	3	107	—
Cash at end of period			1,367	1,049
Net increase in cash equivalents			3	3
Cash equivalents at beginning of period			6	—
Cash equivalents at end of period			9	3
(1)We have presented amounts from the previous period to make them consistent with the presentation for the current period.
BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT 57

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2025 annual consolidated financial statements, approved by BCE’s board of directors on March 5, 2026.
These notes are unaudited.
We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1     Corporate information
BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications company providing products and services in Canada and in the Pacific Northwest of the United States (U.S.). Bell Communication and Technology Services (Bell CTS) includes our Bell CTS Canada segment which provides wireless, wireline, Internet, streaming services, and television (TV) services to residential, business, government and wholesale customers in Canada and our Bell CTS U.S. segment which provides wireline, Internet and TV services to residential, business and wholesale customers in the Pacific Northwest of the U.S. Our Bell Media segment holds a portfolio of assets providing premium video, audio, out-of-home advertising, and digital media services to customers nationally across Canada.

Note 2     Basis of presentation and material accounting policies
These financial statements were prepared in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 - Interim Financial Reporting and were approved by BCE’s board of directors on May 6, 2026. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Material accounting policies in our consolidated financial statements for the year ended December 31, 2025, except as described in Note 3, Adoption of amended accounting standards.
These financial statements do not include all of the notes required in annual financial statements.
All amounts are in millions of Canadian dollars, except where noted.
Future changes to accounting standards
The following accounting standard issued by the IASB has not yet been adopted by BCE.

Standard	Description	Impact	Effective date
IFRS 18 – Presentation and Disclosure in Financial Statements
Sets out requirements and guidance on presentation and disclosure in financial statements, including:
•presentation in the consolidated income statements (income statements) of income and expenses within defined categories - operating, investing, financing, income taxes and discontinued operations
•presentation in the income statements of new defined subtotals - operating profit and profit before financing and income taxes
•disclosure of explanations of management-defined performance measures that are related to the income statements
•enhanced guidance on aggregation and disaggregation of information and whether to provide information in the financial statements or in the notes
•disclosure of specified expenses by nature
IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1 unchanged.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2027. Early application is permitted.

58 BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT

Note 3     Adoption of amended accounting standards
As required, on January 1, 2026, we adopted Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 issued by the IASB. Under the amendments, financial liabilities are derecognized on the settlement date when they are extinguished. Financial liabilities settled in cash using an electronic payment system may be derecognized prior to the settlement date when the required conditions are met. Similarly, financial assets are derecognized when the contractual rights to the cash flows expire or the asset is transferred.
The table below shows the initial impact of adopting these amendments.

	December 31, 2025 as reported	Impact of Amendments to IFRS 9 and IFRS 7	January 1, 2026, upon adoption of Amendments to IFRS 9 and IFRS 7
Consolidated statements of financial position:
Cash	314	107	421
Trade and other receivables	4,474	2	4,476
Trade payables and other liabilities	4,392	109	4,501
In accordance with the transitional provisions of the amendments, comparative periods have not been restated. The remaining amendments to IFRS 9 and IFRS 7 did not have a significant impact on our financial statements.

Note 4     Segmented information
Our results are reported in three segments: Bell CTS Canada, Bell CTS U.S. and Bell Media. On August 1, 2025, Bell Canada acquired Northwest Fiber Holdco, LLC (doing business as Ziply Fiber (Ziply Fiber)), the leading fibre Internet provider in the Pacific Northwest of the U.S. The results from the acquired Ziply Fiber operations are included in the Bell CTS U.S. segment from the date of acquisition. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.
The following tables present financial information by segment for the three month periods ended March 31, 2026 and 2025.

For the three month period ended March 31, 2026	Note	Bell CTS Canada (1)	Bell CTS U.S. (2)	Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues		4,427	234	4,661	689	—	5,350
Inter-segment service revenues		6	—	6	89	(95)	—
Operating service revenues		4,433	234	4,667	778	(95)	5,350
External/operating product revenues		818	—	818	—	—	818
Total external revenues		5,245	234	5,479	689	—	6,168
Total inter-segment revenues		6	—	6	89	(95)	—
Total operating revenues (3)		5,251	234	5,485	778	(95)	6,168
Operating costs	6	(2,877)	(132)	(3,009)	(623)	95	(3,537)
Adjusted EBITDA (4)		2,374	102	2,476	155	—	2,631
Severance, acquisition and other costs	7						6
Depreciation and amortization							(1,356)
Finance costs
Interest expense							(444)
Net return on post-employment benefit plans	12						37
Impairment of assets							(5)
Net loss on investments							(1)
Other income	8						38
Income taxes							(239)
Net earnings							667
(1)Includes all subsidiaries of Bell CTS with the exception of Ziply Fiber and its subsidiaries.
(2)Includes the results of Ziply Fiber exclusively.
(3)Revenues from Bell CTS Canada and Bell Media are substantially generated in Canada and revenues from Bell CTS U.S. are generated in the U.S.
(4)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT 59

For the three month period ended March 31, 2025	Note	Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues		4,481	691	—	5,172
Inter-segment service revenues		7	84	(91)	—
Operating service revenues		4,488	775	(91)	5,172
External/operating product revenues		758	—	—	758
Total external revenues		5,239	691	—	5,930
Total inter-segment revenues		7	84	(91)	—
Total operating revenues (1)		5,246	775	(91)	5,930
Operating costs	6	(2,847)	(616)	91	(3,372)
Adjusted EBITDA (2)		2,399	159	—	2,558
Severance, acquisition and other costs	7				(247)
Depreciation and amortization					(1,272)
Finance costs
Interest expense					(423)
Net return on post-employment benefit plans	12				25
Impairment of assets					(9)
Net losses on investments (3)					(2)
Other income (3)	8				310
Income taxes					(257)
Net earnings					683
(1)In Q1 2025, we had two segments, Bell CTS and Bell Media, and their revenues were substantially generated in Canada.
(2)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
(3)We have presented amounts from the previous period to make them consistent with the presentation for the current period.
Revenues by services and products
The following table presents our revenues disaggregated by type of services and products by segment.

For the period ended March 31	2026	2025
Services (1)
Wireless voice and data	1,728	1,749
Wireline data (2) (3)	2,205	2,014
Wireline voice (4)	636	629
Media (5)	712	701
Other wireline services (6)	69	79
Total services	5,350	5,172
Products (7)
Wireless	585	624
Wireline (8)	233	134
Total products	818	758
Total operating revenues	6,168	5,930
(1)Our service revenues are generally recognized over time.
(2)Includes Internet protocol television revenues.
(3)Wireline data for the three month period ended March 31, 2026 includes $195 million of revenues from Bell CTS U.S.
(4)Wireline voice for the three month period ended March 31, 2026 includes $36 million of revenues from Bell CTS U.S.
(5)Includes streaming revenues.
(6)Other wireline services for the three month period ended March 31, 2026 includes $3 million of revenues from Bell CTS U.S.
(7)Our product revenues are generally recognized at a point in time.
(8)Included in the three month period ended March 31, 2026 is revenue from a finance lease related to our second artificial intelligence (AI) facility.

60 BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT

Note 5     Business disposition
Proposed disposition of land mobile radio networks services business
On March 26, 2026, Bell Mobility Inc. entered into an agreement to sell its land mobile radio networks services business to Motorola Solutions Canada Networks Inc., a subsidiary of Motorola Solutions, for $675 million, subject to customary adjustments and a deferred net working capital settlement. The transaction is expected to close in the fourth quarter of 2026 subject to receipt of regulatory and third-party approvals and satisfaction of other closing conditions and, as such, there can be no assurance that the transaction will ultimately be consummated. The results of the land mobile radio networks services business are included in our Bell CTS Canada segment.

Note 6     Operating costs

For the period ended March 31	Note	2026	2025
Labour costs
Wages, salaries and related taxes and benefits		(1,018)	(982)
Post-employment benefit plans service cost (net of capitalized amounts)	12	(54)	(54)
Other labour costs (1)		(204)	(223)
Less:
Capitalized labour		272	259
Total labour costs		(1,004)	(1,000)
Cost of revenues (2)		(1,955)	(1,890)
Other operating costs (3)		(578)	(482)
Total operating costs		(3,537)	(3,372)
(1)Other labour costs include contractor and outsourcing costs.
(2)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 7     Severance, acquisition and other costs

For the period ended March 31	2026	2025
Severance	(2)	(231)
Acquisition and other	8	(16)
Total severance, acquisition and other costs	6	(247)
Severance costs
Severance costs consist of charges related to employee terminations.
Acquisition and other costs
Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT 61

Note 8     Other income

For the period ended March 31	Note	2026	2025
Net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans		33	1
Interest income		14	26
Equity income from investments in associates and joint ventures	10
Operations		3	—
Net early debt redemption gains		—	266
Losses on retirements and disposals of property, plant and equipment and intangible assets		(11)	(3)
Other		(1)	20
Total other income		38	310

Note 9     Earnings per share
The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

For the period ended March 31	2026	2025
Net earnings attributable to common shareholders - basic	616	630
Dividends declared per common share (in dollars)	0.4375	0.9975
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding - basic	932.5	920.3
Assumed exercise of stock options (1)	—	—
Weighted average number of common shares outstanding - diluted (in millions)	932.5	920.3
(1)The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 8,803,902 for the first quarter of 2026, compared to 5,503,174 for the first quarter of 2025.

62 BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT

Note 10     Investments in associates and joint ventures
In Q1 2026, as a result of the disposition of our minority stake in Maple Leaf Sports and Entertainment Ltd. in 2025, the National Hockey League reinstated our governance rights with respect to our 20.2% ownership interest in Group CH Limited Partnership (Montréal Canadiens). Accordingly, in Q1 2026, we account for our investment in the Montréal Canadiens using the equity method. Our investment of $965 million was reclassified from publicly-traded and privately-held investments included in Other non-current assets to Investments in associates and joint ventures and $823 million was reclassified from Accumulated other comprehensive (loss) income to Deficit in the consolidated statements of financial position (statements of financial position).
The following table provides summarized financial information with respect to BCE’s associates and joint ventures.
Statements of financial position

	March 31, 2026	December 31, 2025
Current assets	782	647
Non-current assets	6,134	826
Current liabilities	(761)	(595)
Non-current liabilities	(425)	(135)
Total net assets	5,730	743
BCE's share of net assets	1,452	396
Income statements

For the period ended March 31	Note	2026	2025
Revenues		493	379
Expenses		(482)	(377)
Total net earnings		11	2
BCE’s share of net earnings	8	3	—

Note 11     Debt
On March 30, 2026, Bell Canada issued, under its 1997 trust indenture, 4.40% Series M-68 medium-term note (MTN) debentures, with a principal amount of $750 million, which mature on March 30, 2033.
On February 12, 2026, Bell Canada issued, under its Canadian subordinated trust indenture dated as of March 27, 2025 as supplemented and amended from time to time (2025 Canadian Subordinated Indenture), Fixed-to-Fixed Rate Junior Subordinated Notes, Series D (Series D Notes), with a principal amount of $750 million, which initially bear interest at an annual rate of 5.375% and reset every five years starting on May 12, 2031 at an annual rate equal to the five-year Government of Canada yield plus a spread of 2.388%, provided that the interest rate during any five-year interest period will not reset below 5.375%, which mature on May 12, 2056. Additionally, on the same date, Bell Canada issued, under its 2025 Canadian Subordinated Indenture, Fixed-to-Fixed Rate Junior Subordinated Notes, Series E (Series E Notes), with a principal amount of $750 million, which initially bear interest at an annual rate of 5.875% and reset every five years starting on May 12, 2036 at an annual rate equal to the five-year Government of Canada yield plus a spread of 2.440%, provided that the interest rate during any five-year interest period will not reset below 5.875%, which mature on May 12, 2056. Bell Canada may redeem either of the Series D Notes or Series E Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset dates.
The Series M-68 MTN debentures and the Series D Notes and Series E Notes are fully and unconditionally guaranteed by BCE.
Credit facilities
On January 28, 2026, a fourth loan advance of $102 million in U.S. dollars ($139 million in Canadian dollars) was made under the unsecured committed term loan agreement of $700 million in U.S. dollars ($972 million in Canadian dollars) that Bell Canada entered into on April 14, 2025, to finance certain purchase obligations. Subsequent to quarter end, on April 13, 2026, a fifth loan advance of $110 million in U.S. dollars ($152 million in Canadian dollars) was made. As a result, the $700 million in U.S. dollars ($972 million in Canadian dollars) term loan facility is fully drawn. The term loans are repayable in multiple periodic installments between July 2026 until maturity of the credit facility in April 2029. The loan advances have been hedged for foreign currency fluctuations.
BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT 63

Principal lease payments
Total principal payment on lease liabilities included in Repayment of long-term debt in the consolidated statements of cash flows was $241 million and $304 million for the three months ended March 31, 2026 and 2025, respectively.

Note 12     Post-employment benefit plans
Post-employment benefit plans cost
We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).
Components of post-employment benefit plans service cost

For the period ended March 31	2026	2025
DB pension	(28)	(30)
DC pension	(40)	(40)
Less:
Capitalized benefit plans cost	14	16
Total post-employment benefit plans service cost	(54)	(54)
Components of post-employment benefit plans financing income

For the period ended March 31	2026	2025
DB pension	45	33
OPEBs	(8)	(8)
Total net return on post-employment benefit plans	37	25

64 BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT

Note 13     Financial assets and liabilities
Fair value
The following table provides the fair value details of certain financial instruments measured at amortized cost in the statements of financial position.

			March 31, 2026		December 31, 2025
	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value
Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	33,661	33,269	31,236	31,286
The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

		Fair value
	Classification	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2) (1)	Non-observable market inputs (level 3) (2)
March 31, 2026
Publicly-traded and privately-held investments (3) (4)	Other non-current assets	283	120	—	163
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(187)	—	(187)	—
Investments	Other non-current assets	239	—	239	—
December 31, 2025
Publicly-traded and privately-held investments (3)	Other non-current assets	1,198	105	—	1,093
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(513)	—	(513)	—
Investments	Other non-current assets	246	—	246	—
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows, prices of comparable investments and revenue and earnings multiples. For certain privately-held investments, changes in our valuation assumptions may result in a significant change in the fair value of our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in Other comprehensive income in the consolidated statements of comprehensive income and are reclassified from Accumulated other comprehensive (loss) income to the Deficit in the statements of financial position when realized.
(4)In Q1 2026, our investment in the Montréal Canadiens was reclassified to Investments in associates and joint ventures in the statements of financial position. See Note 10, Investments in associates and joint ventures, for additional details.
Market risk
Currency exposures
In 2026, we entered into amortizing cross currency interest rate swaps with a notional amount of $103 million in U.S. dollars ($140 million in Canadian dollars) to hedge the U.S. currency exposure on other debt maturing in 2029. The fair value of the amortizing cross currency interest rate swaps at March 31, 2026 was an asset of $4 million recognized in Other current assets and Other non-current assets in the statements of financial position.

BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT 65

The following table provides further details on our outstanding foreign currency forward contracts and options at March 31, 2026.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item
Cash flow (1)	USD	1,171	CAD	1,604	2026	Loans
Cash flow	USD	1,304	CAD	1,778	2026	Commercial paper
Cash flow	USD	537	CAD	713	2026	Anticipated purchases
Cash flow	PHP	5,574	CAD	129	2026	Anticipated purchases
Cash flow	USD	440	CAD	589	2027	Anticipated purchases
Cash flow	USD	120	CAD	156	2028	Anticipated purchases
Economic - call options	USD	90	CAD	118	2026	Anticipated purchases
Economic - options (2)	USD	10	CAD	13	2026	Anticipated purchases
Economic - call options	CAD	305	USD	210	2026	Anticipated purchases
Economic - put options	USD	121	CAD	159	2026	Anticipated purchases
Economic - put options	CAD	108	USD	80	2026	Anticipated purchases
Economic - call options	USD	113	CAD	148	2027	Anticipated purchases
Economic - put options	USD	90	CAD	118	2027	Anticipated purchases
Economic - options (2)	USD	71	CAD	96	2027	Anticipated purchases
Economic - call options	CAD	360	USD	247	2028	Anticipated purchases
Economic - put options	USD	120	CAD	156	2028	Anticipated purchases
(1)Forward contracts to hedge loans secured by receivables under our securitization program.
(2)Foreign currency options with a leverage provision and a profit cap limitation.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $31 million (loss of $10 million) recognized in net earnings at March 31, 2026 and a gain of $137 million (loss of $122 million) recognized in Other comprehensive income at March 31, 2026, with all other variables held constant.
Interest rate exposures
In 2026, we entered into interest rate swaps with a notional amount of $750 million, maturing in 2036, to hedge the fair value of our Series E Notes maturing in 2056 and interest rate swaps with a notional amount of $750 million, maturing in 2031, to hedge the interest cost of these debentures. The fair value of the interest rate swaps at March 31, 2026 was a net liability of $3 million recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
In 2026, we entered into interest rate swaps with a notional amount of $750 million, maturing in 2026, to hedge the fair value of our Series M-68 MTN debentures maturing in 2033. The fair value of the interest rate swaps at March 31, 2026 was a net asset of $1 million recognized in Other non-current assets, Trade payables and other liabilities in the statements of financial position.
See Note 11, Debt, for additional details.
A 1% increase (decrease) in interest rates would result in a loss of $5 million (loss of $1 million) recognized in net earnings and a gain of $22 million (loss of $33 million) recognized in Other comprehensive income for the three months ended March 31, 2026, with all other variables held constant.
Equity price exposures
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at March 31, 2026 and December 31, 2025 was a net liability of $155 million and $187 million, respectively, recognized in Other current assets, Other non-current assets, Trade payables and other liabilities, and Other non-current liabilities in the statements of financial position. A gain of $33 million and $1 million for the three months ended March 31, 2026 and 2025, respectively, relating to the equity forward contracts is recognized in Other income in the income statements.
A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $18 million recognized in net earnings at March 31, 2026, with all other variables held constant.

66 BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT

Note 14     Share capital
Normal course issuer bid for BCE First Preferred Shares
In Q1 2026, BCE repurchased and canceled 1,516,541 First Preferred Shares with a stated capital of $38 million for a total cost of $32 million. The remaining $6 million were recorded to contributed surplus.
Subsequent to quarter end, BCE repurchased and canceled 904,320 First Preferred Shares with a stated capital of $23 million for a total cost of $19 million. The remaining $4 million was recorded to contributed surplus.
Conversion and dividend rate reset of BCE First Preferred Shares
On March 31, 2026, all of BCE's floating-rate Cumulative Redeemable First Preferred Shares, Series AN, were converted, on a one-for-one basis, into fixed-rate Cumulative Redeemable First Preferred Shares, Series AM (Series AM Preferred Shares).
The annual fixed dividend rate on BCE's Series AM Preferred Shares was reset for the next five years, effective March 31, 2026, at 4.837%.
Subsequent to quarter end, on May 1, 2026, 121,070 of BCE's 8,032,285 fixed-rate Cumulative Redeemable First Preferred Shares, Series AG (Series AG Preferred Shares), were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AH (Series AH Preferred Shares). In addition, on the same date, 1,464,469 of BCE's 4,175,513 Series AH Preferred Shares were converted, on a one-for-one basis, into Series AG Preferred Shares.
The annual fixed dividend rate on BCE's Series AG Preferred Shares was reset for the next five years, effective May 1, 2026, at 5.30%. The Series AH Preferred Shares will continue to pay a monthly cash dividend.
Dividends are paid as and when declared by the board of directors of BCE.

Note 15     Share-based payments
The following share-based payment amounts are included in the income statements as operating costs.

For the period ended March 31	2026	2025
Restricted share units (RSUs) and performance share units (PSUs)	(26)	(29)
Stock options, employee savings plan and deferred share units	(15)	(8)
Total share-based payments	(41)	(37)
The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended March 31, 2026.
RSUs/PSUs

Number of RSUs/PSUs
Outstanding, January 1, 2026	4,968,853
Granted	1,662,494
Dividends credited	64,507
Settled	(1,262,214)
Forfeited	(49,769)
Outstanding, March 31, 2026	5,383,871

BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT 67

Stock options

	Number of options	Weighted average exercise price ($)
Outstanding, January 1, 2026	5,503,174	62
Granted	3,336,335	36
Forfeited or expired	(35,607)	63
Outstanding, March 31, 2026	8,803,902	52
Exercisable, March 31, 2026	5,467,567	62
Assumptions used in stock option pricing model
The fair value of options granted was determined using a binomial option pricing model that takes into account factors specific to the stock options granted. The following table shows the principal assumptions used in the valuation.

2026
Fair value per option granted	$3.96
Share price	$36
Exercise price	$36
Expected dividend yield	5%
Expected volatility	17%
Risk-free interest rate	3%
Expected life (years)	6
Expected dividend yield is consistent with BCE’s dividend strategy. Expected volatility is based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options. Stock options granted in 2026 vest over four years.

68 BCE Inc. 2026 FIRST QUARTER SHAREHOLDER REPORT